July 30, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Mark P. Shuman
Mail Stop: 4561

RE	Silverstar Holdings, Ltd. Preliminary Proxy Statement on Schedule 14A Filed on July 5, 2007 Commission File Na 0-27494

Dear Mr. Shuman:

        On behalf of Silverstar Holdings, Ltd. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 25, 2007, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Commission on July 5, 2007. Attached hereto as Exhibit A is a clean version of Amendment No. 1 to the Proxy Statement (the “Amended Preliminary Proxy Statement”).

        Courtesy copies of this letter and clean and marked versions of the Amended Preliminary Proxy Statement have been sent to the Commission’s examiners via courier. The marked copy of the Amended Preliminary Proxy Statement indicates the changes from the Preliminary Proxy Statement as previously filed with the Commission.

        All responses provided herein are based solely on information provided by the Company.

        For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

Preliminary Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 3

1.	Revise to identify each named executive officer and director, as this information is not provided elsewhere in the proxy statement.

RESPONSE: The Company has revised its disclosure on page 3 of the Amended Preliminary Proxy Statement to identify each named executive officer and director.

Proposal 1, page5

2.	You disclose that the Second Closing of your $9 million private placement requires stockholder approval pursuant to NASDAQ Marketplace Rule 4350(i)(1)(D). In light of the fact that the First Closing was the first step in the sale, issuance or potential issuance of common stock (or securities exercisable for common stock) equaling 20% or more of your common stock outstanding before the issuance, please advise why Silverstar Holdings did not seek security holder approval to the extent required by NASDAQ Marketplace Rule 4350(i) prior to the issuance of the securities in the First Closing. In this regard, we note that Proposal 1 seeks the approval of the issuance of 4,149,395 shares of common stock to be issued in the Second Closing and the 4,344,826 shares underlying the warrants issued in the First Closing as well as those to be issued in the Second Closing. Please tell what discussion, if any, you had with the NASD regarding the need for shareholder approval of this entire private placement prior to the First Closing.

RESPONSE: On July 5, 2007, the Company completed the first part of a two-part sale of its securities pursuant to a purchase agreement, dated July 2, 2007, by and among the Company and the purchasers named therein (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company agreed to sell up to an aggregate of 6,206,890 shares (the “Shares”) of its common stock, par value $0.01 per share (the “Common Stock”), and warrants (the “Warrants”) to purchase up to 4,344,826 shares of its Common Stock at an exercise price of $2.10 per share, at a price per unit of $1.45 (the “Financing”). The closing market price of the Common Stock on June 29, 2007 (the trading day immediately preceding the date of the Purchase Agreement) was $1.83.

        The sale and issuance of the Shares and Warrants is structured to close in two closings. The first closing (the “First Closing”) was completed on July 5, 2007, pursuant to which the Company sold and issued an aggregate of 2,057,495 Shares and Warrants to purchase up to an aggregate of 1,440,234 shares of our common stock (the “First Warrants”). If the Company receives stockholder approval for Proposal 1, the Company will sell an additional 4,149,395 shares of Common Stock and Warrants to purchase up to 2,904,592 shares of Common Stock at a second closing (the “Second Closing”).

        Pursuant to NASDAQ Marketplace Rule 4350(i)(1)(D) a company must receive stockholder approval prior to the sale or issuance or potential issuance of shares of common stock (or of securities convertible into or exercisable for shares of common stock) in a transaction other than a public offering, where (i) the number of shares of common stock issued or to be issued is equal to 20% or more of a company’s outstanding common stock or 20% or more of the voting power of the company outstanding before the issuance; and (ii) where the effective sale price of the common stock is less than the greater of the book or market value of the common stock. On June 29, 2007 (the trading day immediately preceding the date of the Purchase Agreement) there were 10,292,686 shares of Common Stock outstanding. At the First Closing the Company sold 2,057,495 Shares, which represented 19.9% of the outstanding shares of Common Stock. Since the Shares issued at the First Closing did not equal 20% or more of the Company’s outstanding Common Stock, the Company was not required to obtain stockholder approval prior to their issuance. The First Warrants were not included in this calculation and did not require stockholder approval prior to their issuance because (i) the exercise price was 15% above the market price of the Common Stock on the trading day immediately prior to the date of the Purchase Agreement; (ii) they are not exercisable until the six month anniversary of the First Closing; and (iii) the exercise price will not be adjusted below $1.83 unless the stockholders approve Proposal 1.

        Furthermore the Company’s Chairman and its President, Chief Executive Officer, Chief Financial Officer and Director did not purchase any Shares or Warrants in the First Closing. If Proposal 1 is approved by the stockholders, these persons will purchase Shares and receive Warrants in the Second Closing on the same terms and conditions as the other investors in the Financing. If Proposal 1 is not approved by the stockholders, these officers will not participate in the Financing.

        If Proposal 1 is not approved by the stockholders the Second Closing will not occur and no adjustment of the exercise price of the First Warrants will occur or reduce the exercise price to a price which is less than $1.83 (the closing market price of our common stock on the trading day immediately preceding the date of the Purchase Agreement). The First Closing does not require stockholder approval and will be unaffected if stockholders do not approve Proposal 1.

        On June 15, 2007, the Company filed a Listing of Additional Shares application with NASDAQ Capital Market (“NASDAQ”). NASDAQ rules require a company to submit this application at least 15 days prior to the issuance of any securities that may result in the potential issuance of common stock (or securities convertible into common stock) greater than 10% of the shares of common stock outstanding immediately prior to the transaction. The Company also filed all of the transaction documents for the Financing with NASDAQ, including the Purchase Agreement, the form of Warrant, the Registration Rights Agreement and the list of the investors which set forth the allocation of Shares and Warrants to be purchased by the investors in First and Second Closings. Mr. Eric Wasiuta of the NASDAQ staff reviewed all of the transaction documents and structure of the Financing. On June 29, 2007, Mr. Wasiuta notified Troutman Sanders LLP that NASDAQ did not object to the Financing.

3.	You state that your Chairman and Chief Executive Officer participated in the Financing. Revise to provide a materially complete description of his interest in the Financing, including a quantification of his participation in the Financing and the total discount from the market price associated with the securities purchased in the private placement See Item 5(a) of Schedule 14A

RESPONSE: The Company has revised its disclosure on pages 10 and 12 of the Amended Preliminary Proxy Statement to provide a materially complete description of the Chairman’s and Chief Executive Officer’s interest in the Financing, including a quantification of his participation in the Financing and the total discount from the market price associated with the securities purchased in the private placement.

Reasons for Stockholder Approval, page 6

4.	You state that the First Closing does not require stockholder approval, but that the exercise price of the warrants issued in the First Closing would not be adjustable (by their terms) to an exercise price less than $1.83/share absent stockholder approval of this proposal. Revise your disclosure in this section to describe the reasons Rule 4350(i)(1)(D)(ii) limits the adjustment to the exercise price of these warrants should stockholder approval not be obtained.

RESPONSE: The Company has revised its disclosure on page 6 of the Amended Preliminary Proxy Statement to describe the reasons Rule 4350(i)(1)(D)(ii) limits the adjustment to the exercise price of the First Warrants.

Summary of the Financing, Page 6

5.	We note the statement at the top of page 7 that your summary of the Transaction Documents “is qualified in its entirety by reference to the more detailed terms set forth” those documents. However, you are required to provide a materially complete discussion of each of these material documents. Please revise your disclosure as appropriate and remove any statements that suggest to shareholders that the descriptions provided in this document are not materially complete. In this regard, it appears that much of the information presented in your bullet-points on page 7-9 simply state general topics that a representation or warranty addresses without setting forth the actual representation or warranty made by the company or the investors. You should revise your disclosure to state the material terms, representations and warranties of each document. We will not object to statements encouraging stockholders to read the underlying documents for a more complete understanding of the other provisions of such document.

RESPONSE: (a) The Company has removed any statements that suggest to stockholders that the descriptions provided in the Transaction Documents are not materially complete.

                      (b)  The Company has revised its disclosure on page 7 of the Preliminary Proxy Statement to remove references to representations, warranties and covenants that are customary for transactions similar to the Financing and have only specifically disclosed those representations, warranties and covenants that are material.

6.	You state that the issuance of the Shares and the Warrants in the Financing subject to this proposal is not intended to have any anti-takeover effect. However, you should revise your disclosure to discuss any possible anti-takeover impacts from this transaction as well as it discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. For example, since the level of participation of your Chairman and CEO are not currently disclosed, revise to state the percentage of voting power that your officers and directors will hold upon completion of the Financing and whether such control could have an anti- takeover impact. See SEC Release No. 34-1523 for further guidance.

RESPONSE: (a) The Company has revised its disclosure on pages 11 and 12 of the Amended Preliminary Proxy Statement to set forth (i) any possible anti-takeover impacts from this transaction; (ii) any other anti-takeover mechanisms that may be present in the Company’s governing documents or otherwise; and (iii) whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

                      (b)        The Company has revised its disclosure on pages 10, 11 and 12 of the Amended Preliminary Proxy Statement to set forth (i) the level of participation of its Chairman and Chief Executive Officer in the Financing; (i) the percentage of voting power that the Company’s officers and directors will hold upon completion of the Financing; and (iii) that such control may have an anti-takeover impact.

7.	You also disclose that Proposal 1 would likely result in a significant increase in the number of shares of common stock outstanding and stockholders who are not participating in the Financing will experience significant dilution. Revise to state the number of shares outstanding immediately prior to the offer, the number of shares outstanding after the First Closing (noting the number of shares reserved for issuance upon exercise of the Warrants issued in that tranche of the private placement) and the number of shares that will be outstanding upon completion of the Second Closing (again noting the number of shares reserved for issuance upon exercise of the Warrants issued in this tranche of the private placement).

RESPONSE: (a) The Company has revised its disclosure on pages 11 and 12 of the Amended Preliminary Proxy Statement to disclose the number of shares outstanding immediately prior to the Financing, the number of shares outstanding after the First Closing (noting the number of shares reserved for issuance upon exercise of the Warrants issued in that tranche of the private placement) and the number of shares that will be outstanding upon completion of the Second Closing (again noting the number of shares reserved for issuance upon exercise of the Warrants issued in this tranche of the private placement).

8.	Bundling the stockholder approval of technical amendments to your Byelaws in conjunction with a change to the indemnification provisions applicable to affiliates seems to be inconsistent with Rule 14a-4(a) and 14a-4(b)(1), which require that a proxy provide an opportunity to approve each separate matter intended to be acted upon. Please refer to Rule l4a-4 and Section 11.11 of SEC Release 34-31326. Stockholders should be provided a separate description of each matter to be considered and each matter should be identified and voted upon as a separate item on the proxy card. In this regard, stockholders should be provided a clear understanding of your current indemnification provisions, any ongoing or anticipated indemnification claims, and the proposed changes to such indemnification provisions in order to make an informed decision on such a change to your governing instrument.

RESPONSE: The Company respectfully submits that the amendments to the indemnification provisions of the By-laws are not material. The Companies Amendment Act 2006 clarified under what circumstances a company could fund the costs of defending proceedings against directors and officers in circumstances where there have been allegations of fraud or dishonesty against them. The new legislation makes it clear that a company may advance monies to a director or officer of the company for the cost of defending any civil or criminal action involving allegations of fraud or dishonesty, on condition that such director or officer must repay the advance if the allegations are proved. The Company’s current By-laws provide that the Company will indemnify any officer or director from and against all actions, costs, charges, losses, damages and expenses (“Losses”) which the Indemnified Parties or any of them, or their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts with respect to the Company or in or about the execution of their duty, or supposed duty, or in their respective offices or trusts with respect to any other person for whom any of them acted as director, secretary or other officer, liquidator, trustee, employee or agent at the request of the Company; provided, that, with respect to any officer or director, the indemnity shall not extend to any Losses to the extent they arise from or in respect of any wilful negligence, wilful default, fraud or dishonesty of which the officer or director may be guilty with respect to the Company. The proposed amendment to the Bye-laws would eliminate “wilful negligence” and “wilful default” from the exception to the indemnity provisions in accordance with the Companies Amendment Act of 2006. This proposed amendment does not change the indemnification obligations with respect to defending any civil or criminal action involving allegations of fraud or dishonesty.

9.	Explain the circumstances in which the Byelaws require indemnification for civil or criminal actions. Revise to state whether there are any pending or threatened actions against your any of your officers or directors for which you anticipate funding the costs of proceedings against such individuals, subject to this revised provision.

RESPONSE: The Company respectfully submits that the amendments to the indemnification provisions of the By-laws are not material and refers the Staff to its response to Comment No. 8.

        In connection with responding to Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact the undersigned at (212) 704-6030 or Henry Rothman at (212) 704-6179 if you have any questions or comments regarding the foregoing responses.

Sincerely,

/s/ Joseph Walsh Joseph Walsh, Esq.